Mail Stop 6010

June 12, 2006

Gary L. Lauer
Chief Executive Officer
eHealth, Inc.
440 East Middlefield Road
Mountain View, California 94043

> **Re:** **eHealth, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed May 31, 2006**
> **File No. 333-133526**

Dear Mr. Lauer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. We note you added to your Summary the "Risk Factors" paragraph pursuant to comment 5. We reissue the comment in part because it does not appear you have disclosed the fact that you have never had a profitable year, your accumulated deficit, or the hurdles you must overcome to achieve each of the strategy objectives you list. Please revise.

2. We note your response to comment 6, and we reissue the comment. Please either (a) cite a source for your statement that you are "the leading online source of health insurance for individuals, families and small businesses" or (b) disclose the facts that you believe make you the leader, along with the sources for those facts.

Market Opportunity, page 1

3. We note your response to comment 7. Since the $658 billion figure you include in your document represents more than the markets in which you operate, please delete the figure from your filing.

Risk Factors

Our business may be harmed if we lose our relationships . . . , page 8

4. We note your response and revisions pursuant to comment 9. Please state the scheduled duration of your agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare. We will not grant confidential treatment for this information, as it is material to investors.

System failures or capacity constraints could harm our business . . . , page 10

5. We note the revisions pursuant to comment 10, and we reissue the comment in part. Please disclose the amount of your insurance coverage. Also, since you do not carry earthquake insurance, disclose the approximate value of your property so investors can know how much of a loss you are vulnerable to.

Future litigation against us could be costly and time-consuming to defend, page 16

6. We note the revisions pursuant to comment 16, and we reissue the comment. The comment still appears to describe a risk that all companies face. If you keep it in your document, please revise it so it is specific to your situation. For example, if you have been subject to labor and contract litigation in the past, discuss the specific facts of the litigation and how it actually harmed your business.

Our ability to attract and retain personnel is critical to our success, page 16

7. We note the revisions pursuant to comment 17. You give the "example" of your CEO, CFO and Chief Technology Officer being vested in more than 75% of their total outstanding stock options. Since you disclose that the loss of any of your executive officers or key employees would harm your business, please ensure you have identified all of the senior management and key employees who "have become, or will soon become, substantially vested in their stock options."

Liquidity and Capital Resources, page 48

8. Your revised operating activities disclosure in response to prior comment 25 appears to focus on changes in working capital. Please expand your disclosure to address any material changes in the underlying drivers of cash flows, e.g. cash receipts and cash payments. Please refer to Section IV.B.1 of Financial Reporting Release No. FR-72

Business

Carrier Relationships, page 57

9. We note the additional text in this section, which we presume was added in response to comment 9. We reissue the comment because you only discuss your "typical" arrangements with insurance carriers. Please discuss the material terms, duration, and termination provisions of your specific agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare.

Principal Stockholders, page 79

10. We note your response to comment 26, and we reissue the comment. If known, please identity the natural persons who beneficially own the shares held by QuestMark Partners.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

11. We are considering your responses to prior comments 27 and 30. Please tell us how you reached your conclusion that payments related to health insurance policies sold to members who were referred to your website by marketing partners should be classified as cost of revenues. Please explain to us the details of the revenue sharing arrangements and why it is appropriate to classify these payments as an expense. As previously requested, please cite the applicable authoritative literature that supports your accounting for this arrangement.

Notes to Consolidated Financial Statements

Note 10 – Net Loss Per Share, page F-26

12. Refer to your response to prior comment 33. Please tell us how your computation and presentation of net loss per share complies with paragraph 61 of SFAS 128. Include in your response a schedule that shows how you computed the net income (loss) per share data for the Class A common stock.

Gary L. Lauer
eHealth, Inc.
June 12, 2006
Page 4

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert V. Gunderson, Jr., Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        155 Constitution Drive
        Menlo Park, California 94025